UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2016

Signal Genetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36483	47-1187261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5740 Fleet St Carlsbad, CA 92008	92008
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (760) 537-4100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Attached hereto as Exhibit 99.1 is a transcript of the joint conference call held by Signal Genetics, Inc. (“Signal”) and Miragen Therapeutics, Inc. (“miRagen”) on November 1, 2016. Exhibit 99.1 is incorporated by reference herein.

By filing the information in this Item 8.01 of this Current Report on Form 8-K, Signal makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Signal’s filings with the Securities and Exchange Commission and other public announcements that Signal makes, by press release or otherwise, from time to time. Signal undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the Securities and Exchange Commission, through press releases or through other public disclosure.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Signal’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger or financing; Signal’s continued listing on the NASDAQ Capital Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the role of microRNAs in disease processes and as potential drug products; the potential for MRG-106 and MRG-201 to target diseases; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the combined company; the development and commercial potential of any product candidates of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Signal’s and miRagen’s stockholders. Signal and/or miRagen may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Signal and miRagen, the ability of Signal to enter into the referenced definitive asset purchase agreement for the sale of the MyPRS test and consummate such transaction, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the fact that the results of earlier studies and trials may not be predictive of future clinical trial results, the protection and market exclusivity provided by miRagen’s intellectual property, risks related to the drug discovery and the regulatory approval process and the impact of competitive products and technological changes. Signal and miRagen each disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Signal Genetics, Inc.

Dated: November 2, 2016

	By:	/s/ Tamara A. Seymour
Tamara A. Seymour
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Signal Genetics, Inc. and Miragen Therapeutics, Inc. joint conference call dated November 1, 2016.